[CORNING LETTERHEAD]



                                             September 29, 2005



VIA EDGAR TRANSMISSION AND FACSIMILE

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop: 0409
Attention:  Mr. Craig Slivka

                              Corning Incorporated
            Registration Statement on Form S-3 (File No. 333-127065)
            --------------------------------------------------------

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Corning Incorporated (the "Company") hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will be declared effective at 12:00 p.m., Eastern Standard Time, on October 3, 2005, or as soon as possible thereafter.

     The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, including in the above-referenced Registration Statement; the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") and the changes to the disclosure in its filings in response to the Staff's comments on the above-referenced Registration Statement do not foreclose the Commission from taking any action with respect to its filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                            Very truly yours,

                                            /s/ William D. Eggers

                                            Name: William D. Eggers
                                            Title: Senior Vice President and
                                            General Counsel